UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 10 November 2021

ASX RELEASE

10 November 2021

KAZIA ANNUAL GENERAL MEETING RESULTS

Sydney, 10 November 2021 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to announce the results of its Annual General Meeting of shareholders.

All resolutions were carried. The vote totals are attached.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat glioblastoma, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, paxalisib commenced recruitment to GBM AGILE, a pivotal study in glioblastoma, in January 2021. Eight additional studies are active in various forms of brain cancer. Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

This document was authorized for release to the ASX by James Garner, Chief Executive Officer, Managing Director.

KAZIA THERAPEUTICS LIMITED

2021 Annual General Meeting

Wednesday, 10 November 2021

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Adoption of Remuneration Report	Ordinary	49,207,558	3,878,538	235,430	577,684	49,828,789	3,878,538	577,684	Carried
		92.29%	7.27%	0.44%		92.78%	7.22%
2 Re-Election of Iain Ross	Ordinary	54,570,330	1,386,017	267,430	62,545	55,223,561	1,386,017	62,545	Carried
		97.05%	2.47%	0.48%		97.55%	2.45%
3 Adoption of Employee Share Option Plan	Ordinary	48,959,855	4,330,036	235,430	1,825,140	49,581,086	4,330,036	1,825,140	Carried
		91.47%	8.09%	0.44%		91.97%	8.03%
4 Grant of up to 1,000,000 FY20 option to Dr James Garner	Ordinary	48,084,146	5,198,416	236,480	830,168	48,706,427	5,198,416	830,168	Carried
		89.84%	9.72%	0.44%		90.36%	9.64%
5 Grant of up to 1,500,000 FY20 option to Dr James Garner	Ordinary	48,840,011	4,440,721	235,430	833,048	49,461,242	4,440,721	833,048	Carried
		91.26%	8.30%	0.44%		91.76%	8.24%
6 Ratification of prior issue of Placement Shares	Ordinary	53,576,061	2,137,610	247,430	325,221	54,134,292	2,137,610	400,221	Carried
		95.74%	3.82%	0.44%		96.20%	3.80%
7 Approval of Additional Placement capacity under Listing Rule 7.1A	Special	51,779,004	3,733,280	267,434	506,604	52,432,239	3,733,280	506,604	Carried
		92.82%	6.70%	0.48%		93.35%	6.65%

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.